EXHIBIT 99.1



                       RACI HOLDING, INC. AND SUBSIDIARIES
                   RECONCILIATION OF NET INCOME TO EBITDA (A)
                              (Dollars in Millions)


                                                               Unaudited
                                                    Year-To-Date Ended March 31,
                                                           2002            2001
                                                         -------        -------

Net Income                                               $   4.0        $   3.6


     Interest Expense (B)                                    3.0            4.1
     Provision for Income Taxes                              3.4            2.2
     Depreciation and Amortization (C)                       2.6            4.3
     Other Noncash Charges (D)                               0.1            0.3
     Nonrecurring and Restructuring Expense (E)              1.4             --
     Total                                                  10.5           10.9
                                                         -------        -------
     EBITDA                                              $  14.5        $  14.5
                                                         =======        =======


Notes:

(A) EBITDA as presented may not be comparable to similar measures reported by other companies. Generally, EBITDA is defined to consist of net income
     (loss), adjusted to exclude cash interest expense, income tax expense, depreciation, amortization, noncash expenses and charges, gain or loss on sale or write-off of assets and extraordinary, unusual or nonrecurring gains, losses, charges or credits, and amounts paid as permitted dividends that are treated as compensation expense ("special payment"). EBITDA is presented to facilitate a more complete analysis of the Company's financial performance, by adding back non-cash and non- recurring items to operating income, as an indicator of the Company's ability to generate cash to service debt and other fixed obligations. Investors should not rely on EBITDA as an alternative to operating income or cash flows, as determined in accordance with generally accepted accounting principles, as an indicator of the Company's operating performance, liquidity or ability to meet cash needs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further discussion of the Company's operating income and cash flows.

(B)  Includes   amortization  of  deferred  financing  costs  of  $0.4  for  the year-to-date periods ended March 31, 2002 and 2001, respectively.

(C)  2001 includes amortization of intangibles of $0.6.

(D) Noncash charges consist of $0.1 executive retiree benefit accrual for the year-to-date period ended March 31, 2002 and $0.3 retiree benefit accrual for the year-to-date period ended March 31, 2001.

(E) Nonrecurring and restructuring expenses excluded in calculating EBITDA consist of $1.4 nonrecurring cumulative effect of change in accounting principle, net of tax for the year-to-date period ended March 31, 2002.